SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM  11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1993

Registration number 33-56218

	A. Full title of the plan:

THE GILLETTE COMPANY EMPLOYEES' SAVINGS
PLAN


	B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gillette Company
Prudential Tower Building
Boston, MA 02199



Financial Statements of The Gillette Company
Employees' Savings Plan


	In lieu of the requirements of Items 1 through 3, the The Gillette Company Employees' Savings Plan is filing financial statements and schedules prepared in accordance with ERISA. Pursuant to Rule 311 of Regulation S-T, the financial statements and schedules are being filed in paper format under cover of Form SE and the following legend will appear on the transmittal letter accompanying the paper format documents:

THIS PAPER FORMAT DOCUMENT IS BEING
SUBMITTED IN ACCORDANCE WITH RULE 311 OF
REGULATION S-T.


Exhibits

	24	Consent of KPMG Peat Marwick to
		the incorporation by reference of the Plan's financial statements into Registration
		Statement  No. 33-56218 on Form
		S-8 under the
		Securities Act of 1933.



SIGNATURES

	Pursuant to the requirements of the Securities
Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


The Gillette Company Employees' Savings Plan

By ROBERT E. DICENSO
Robert E. DiCenso
Chairman
Savings Plan Committee
Date:	June 27, 1994